EXHIBIT 21.1
Subsidiaries of Registrant

Name	Jurisdiction of Organization
Anodyne Health Partners, Inc.	Delaware
athena Point Lookout, LLC	Maine
athenahealth MA, Inc.	Massachusetts
athenahealth Security Corporation	Massachusetts
athenahealth Technology Private Limited	India
Echo Merger Sub, Inc.	Delaware
Healthcare Data Services LLC	Massachusetts
Proxsys LLC	Alabama